UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2003

Flamel Technologies

(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FILED WITH THIS REPORT

Document Index

99.1	Flamel Technologies’ Notice of an Extraordinary General Meeting of Shareholders on July 31, 2003

99.2	Flamel Technologies’ Draft Resolutions to be Presented to the Extraordinary Shareholders’ Meeting

99.3	Flamel Technologies’ Report of the Board of Directors

99.4	Flamel Technologies’ Summary Statement of the Company’s Condition During the Financial Year Ended on December 31, 2002

99.5	Flamel Technologies S.A. Five Year Summary Financial Information

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies

Dated:	July 14, 2003	By:	/s/ Stephen H. Willard

Name: Stephen H. Willard
Title: Executive Vice President,
Chief Financial Officer and General
Counsel

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